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                            June 10, 2020

       Jason Remillard
       Chief Executive Officer
       Data443 Risk Mitigation, Inc.
       101 J Morris Commons Lane
       Suite 105
       Morrisville, NC 27560

                                                        Re: Data443 Risk
Mitigation, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed April 17,
2020
                                                            File No. 000-30542

       Dear Mr. Remillard:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       For 10-K for the Year ended December 31, 2019

       Financial Statements
       Note 3: Intellectual Property, page 39

   1. We note that your acquired certain assets collectively known as DataExpressTM on
                                                        September 16, 2019 for
a total purchase price of $2.8 million. We also note in the Form
                                                        8-K dated September 16,
2019 that the certain assets acquired included intellectual and related intangible
property including applications and associated software code and trademarks; transferred
accounts receivable, including assumed contracts of existing customers and the books
and records of the DMBGroup for the previous two year period;
                                                        transferred equipment;
cash and goodwill along with assumed liabilities. Please revise to provide all disclosures
required pursuant to ASC 805-10-50-2. Also, please amend the
                                                        Form 8-K to provide
financial statements required pursuant to Rule 8-04 of Regulation S-
                                                        X and Article 11 pro
forma financial information required by Item 9.01(a) of Form 8-K.
 Jason Remillard
Data443 Risk Mitigation, Inc.
June 10, 2020
Page 2
2. We note that you recorded an impairment loss of $1,328,638 during the year ended
         December 31, 2019. Please expand the disclosure on page 40 and in MD&A to explain the reason for the amount and timing of the impairment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert S.
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameJason Remillard                         Sincerely,
Comapany NameData443 Risk Mitigation, Inc.
                                                          Division of
Corporation Finance
June 10, 2020 Page 2                                      Office of Technology
FirstName LastName